

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail
Mr. Clinton Pyatt
Chief Executive Officer and President
Gold Ridge Resources, Inc.
9891 Irvine Center Drive, Suite 200
Irvine, California 92618

      Re: **Gold Ridge Resources, Inc.**
              Registration Statement on Form 8-K
              Filed July 21, 2014
              File No. 000-55162

Dear Mr. Pyatt:

Our preliminary review of your Form 8-K indicates that it fails in numerous material respects to comply with the requirements of the form. Given that you state that you were a shell company before the transaction, and that, as of the closing of the described transaction, you ceased to be a shell company, you were required to provide, within four business days of that transaction, the information that would be required if you were registering a class of securities on Form 10. This information includes, among other things, audited financial statements and pro forma financial information. Please refer to Items 2.01(f), 5.01(a)(8), and 9.01(c) of Form 8-K and Section II.D.3 of Securities Act Release No. 33-8587.

Please amend your Form 8-K to provide all required disclosure. If you do not believe that you are required to provide this disclosure, please tell us.

If you do not respond to this letter within ten business days, we will, consistent with our obligations under the federal securities laws, decide how to resolve these material issues and complete our review. Among other things, we may publicly release, through our EDGAR system, all correspondence relating to the review of your filing, including this letter. You can find more information about the Staff's decision to release filing correspondence at: http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Clinton Pyatt
Gold Ridge Resources, Inc.
July 25, 2014

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Erin Wilson at (202) 551-6047 if you have any questions.

       Sincerely,

       /s/ Pamela Howell
       for

       John Reynolds
       Assistant Director